UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32334

TURBOCHEF TECHNOLOGIES, INC.
 (Exact name of registrant as specified in its charter)

Six Concourse Parkway, Suite 1900
Atlanta, Georgia 30328
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(2)	☐
Rule 12h-3(b)(1)(i)	☒	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0**

** The Middleby Corporation, a Delaware corporation (“Middleby”), acquired TurboChef Technologies, Inc., a Delaware corporation (“TurboChef”), through the merger (the “Merger”) of TurboChef with and into Chef Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Middleby (“Merger Sub”), pursuant to an Agreement and Plan of Merger, dated as of August 12, 2008, and amended as of November 21, 2008, by and among Middleby, Merger Sub and TurboChef, with Merger Sub continuing as the surviving corporation under the name “TurboChef Technologies, Inc.” as a wholly-owned subsidiary of Middleby. The Merger became effective at 4:46 P.M. (New York time) on January 5, 2009, pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware, and the separate existence of TurboChef ceased thereby.

Pursuant to the requirements of the Securities Exchange Act of 1934, TurboChef Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 15, 2009	TURBOCHEF TECHNOLOGIES, INC.

	By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Chief Financial Officer